SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No   X

UPM-Kymmene Corporation

Stock Exchange Release February 1,2005 at 12:45

UPM to invest over EUR 100 million in the quality and efficiency of office papers in Central Europe

UPM will strengthen its position as one of the leading office papers suppliers in Europe by rebuilding two paper machines at its Nordland and Docelles paper mills. With the investments, UPM will be able to meet the challenges set by the new office technologies. The investment of EUR 108 million will substantially improve both product quality and production efficiency.

At Nordland paper mill in Germany, UPM will invest approximately EUR 82 million in rebuilding paper machine 3. After the investment, the production capacity will be 340,000 tonnes. The rebuild will be completed in the third quarter of 2006. The rebuild includes, for example, a new headbox and wire section as well as a new press section.

At Docelles paper mill in France, UPM will invest approximately EUR 26 million in rebuilding paper machine 1. After the investment, the production capacity will be 155,000 tonnes. The rebuild will be completed in the third quarter of 2006 and includes, for example, a new press section.

For more information, please contact:

Mr Matti Lievonen, President, UPM Fine and Speciality Papers Division,

tel. +358 204 15 0113

Mr Pertti Salminen, Senior Vice President, Fine Paper Operations, UPM,

tel. +358 204 15 0378

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations